FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated August 14, 2008, regarding legal proceeding.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, August 14, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Chapter XXI, Art 3º of the CNV Rules – “Relevant Information”.

Dear Sir,

In my capacity as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel” or “the Company”), I hereby inform you that yesterday , August 13th, 2008, we received notice of the legal proceeding recorded as “Werthein, Gerardo and Others vs Telecom Italia S.p.A and Others”, a claim initiated on the Commercial Court N° 16 – Secretariat No. 32. In the course of this legal proceeding a precautionary measure was taken and resulted in the appointment of an Observer with monitoring authority as informed in previous letters.

Considering item II of the notified proceeding, arises that the procedural object of such claim is that “a)… is declared that Telecom Italia S.p.A and its controlled subsidiary Telecom Italia International NV have an interest in opposition to the social interest of Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina, and Telecom Personal S.A. (the “Telecom Argentina Group”), while the current stake of Telefónica SA remains the same in the structure of capital of the Telecom Italia Group. The declaration of certainty… will have to declare specifically that these shareholders will not be allow to participate, to deliberate and vote in the Shareholders Meeting of the companies that belongs to the Telecom Argentina Group. …” and “b)… is declared that the directors in the companies of Telecom Argentina Group appointed by Telecom Italia SpA have an interest in opposition to the social interest of such Group and that, consequently, should be restricted to participate, to deliberate and vote in the meetings of the Board of Directors of these companies. The described situation must continue, while the current stake of Telefónica S.A remains in the structure of capital of the Telecom Italia Group.”

Nortel will file its response to the action promoted in time and duly form.

Yours sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 18, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager